March 19, 2018 TSX: SAM

Starcore Reports Q3 2018 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (the “Company” ) has filed the results for the third quarter ended January 31, 2018 for the Company and its mining operations in Queretaro, Mexico and toll processing operations in Matehuala, Mexico. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“Our Q3 earnings reflect a low point in production since the acquisition of the San Martin mine. Moving forward, the production, planning and operating excellence programs put in place by new operational management at the San Martin Mine and the Altiplano Facility have been set in place to improve production and recoveries,” reported Robert Eadie, President of the company. “We feel that we have made a significant change in the operating culture and look forward their positive results.”

Financial Highlights for the three-month period ended January 31, 2018 (unaudited):

•	Cash and short-term investments on hand is $3.0 million at January 31, 2018;
•	Gold and silver sales of $5.4 million;
•	Loss of $4.6 million, or $(0.09) per share;
•	EBITDA(1) for the 9 month period ended January 31, 2018 in a loss of $4,236;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and nine months ended January 31, 2018 and 2017:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended January 31,		Nine Months ended January 31,
	2018	2017	2018	2017
Revenues	$ 5,352	$ 6,164	$ 19,854	$ 20,413
Cost of Sales	(7,925)	(6,659)	(24,160)	(18,491)
Earnings (Loss) from mining operations	(2,573)	(495)	(4,306)	1,922
Administrative expenses	(1,496)	(1,246)	(3,437)	(3,333)
Income tax (expense) recovery	(556)	195	849	538
Net (Loss)	$ (4,625)	$ (1,546)	$ (6,894)	$ (873)
(i) (Loss) per share – basic	(0.09)	(0.03)	$ (0.14)	$ (0.02)
(ii) (Loss) per share – diluted	(0.09)	(0.03)	$ (0.14)	$ (0.02)

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Reconciliation of Net income to EBITDA(1)
For the nine months ended January 31,	2018	2017
Net (Loss)	$ (6,894)	$ (873)
Income tax recovery	(849)	(538)
Interest	56	442
Depreciation and depletion	3,451	4,092
EBITDA	$ (4,236)	$ 3,123
EBITDA MARGIN(2)	(21.3%)	15.3%

(1)	EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.
(2)	EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended January 31, 2018:

•	Equivalent gold production of 2,425 ounces;
•	Mine operating cash cost of US$1,657/EqOz;

•         All-in sustaining costs of US$1,842/EqOz for the nine months ended January 31, 2018;

(Unaudited)	Unit of measure	Actual results for
		3 months ended	9 months ended	12 months ended
		31-Jan-18	31-Jan-18	30-Apr-17
Mine production of gold in dore	thousand ounces	2.2	8.4	14.2
Mine production of silver in dore	thousand ounces	18.2	48.2	66.1
Total mine production – equivalent ounces	thousand ounces	2.4	9.1	15.2

Silver to Gold equivalency ratio		77.3	76.0	70.2
Mine Gold grade	grams/tonne	1.23	1.60	1.97
Mine Silver grade	grams/tonne	16.5	14.2	16.1
Mine Gold recovery	percent	84.4%	83.0%	81.5%
Mine Silver recovery	percent	53.3%	52.9%	46.5%

Milled	thousands of tonnes	65.6	197.7	275.1
Mine development, preparation and exploration	meters	2,904	5,835	5,293
Mine operating cash cost per tonne milled	US dollars/tonne	61	61	53
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,657	1,337	969

The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.

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About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico, and Altiplano Gold Silver, S.A. de C.V., which operates the newly commissioned Altiplano Concentrate Processing Plant located in Matehuala, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange. The Company is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. The Company has interests in properties which are exclusively located in North America.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936 Telephone: (416) 640-1936

Toll Free: 1-866-602-4935

This news release contains forward-looking statements. These statements may reflect management’s current estimates, beliefs, intentions and expectations; they are not guarantees of future performance. The Company cautions that all forward-looking statements are inherently uncertain and that actual performance may be affected by a number of material factors, many of which are beyond the Company’s control. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward-looking information. The Company undertakes no obligation to publicly update or revise forward-looking information.

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.